[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 11, 2011

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IF Bancorp, Inc.

Registration Statement on Form S-1 (Registration No. 333-172843)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Wolverine Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 12:00 noon on May 13, 2011, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Alan D. Jean
Name: Alan D. Jean
Title: Vice President